Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change February 27, 2008
Item 3	News Release The news release dated February 27, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analysts networks.
Item 4

Summary of Material Change

On February 27, 2008, Silver Standard Resources Inc. (“Silver Standard”) closed its previously announced offering of 4.5% unsecured convertible senior notes due March 1, 2028 (the “Convertible Notes”), raising net proceeds of approximately US$134 million.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Silver Standard closed the offering of the Convertible Notes on February 27, 2008.

The over-allotment option granted to the initial purchasers was exercised in full and the net proceeds realized from the offering were approximately US$134 million, after underwriting commissions and issue expenses.  As previously announced, Silver Standard expects to use a part of the net proceeds of the offering to finance a portion of the development costs of its Pirquitas Project and to use the balance of the net proceeds for the exploration of its other properties, for working capital and for general corporate purposes.

The Convertible Notes are convertible into Silver Standard common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) during specified consecutive trading periods after the calendar quarter ending March 31, 2008, the market price of Silver Standard common shares exceeds 130% of the conversion price of the Convertible Notes, (ii) the average trading price per US$1,000 principal amount of the Convertible Notes falls to 97% or less of the amount equal to Silver Standard’s then prevailing common share price, multiplied by the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions, including a change in control of Silver Standard, certain amalgamations, mergers or other transactions involving Silver Standard or Silver Standard’s common shares ceasing to be listed for trading on a US national securities market or (v) during specified periods in early 2013 and 2028.  On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or, at Silver Standard’s election, in lieu of such common shares, cash or any combination of cash and common shares).  In addition, in certain circumstances, including where Silver Standard makes certain distributions or is involved in certain amalgamations, mergers or other transactions, holders of the Convertible Notes may be entitled to an increased conversion rate.  The Convertible Notes will be convertible into Silver Standard common shares at an initial conversion rate of 23.0792 common shares per US$1,000 principal amount of Convertible Notes converted, representing an initial conversion price of approximately US$43.33 per common share, which is approximately 130% of the closing price of Silver Standard’s common shares on the Nasdaq Global Market on February 21, 2008.

Holders of the Convertible Notes will have the right to require Silver Standard to repurchase all or part of their Convertible Notes on March 1 of each of 2013, 2018 and 2023, and upon the occurrence of a change in control of Silver Standard or Silver Standard’s common shares ceasing to be listed for trading on a US national securities market.  The repurchase price will be equal to 100% of the principal amount of the Convertible Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.  Silver Standard shall pay the repurchase price in cash.  On and after March 5, 2013, Silver Standard may redeem all or part of the Convertible Notes for cash at a redemption price equal to 100% of the principal amount of the Convertible Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

See attached news release dated February 27, 2008.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 28th day of February, 2008

February 27, 2008	News Release 08-04

SILVER STANDARD CLOSES SALE OF US$138 MILLION OF CONVERTIBLE NOTES

Vancouver, B.C. -- Silver Standard Resources Inc. (“Silver Standard”) announced today the closing of its previously announced offering of senior unsecured convertible notes due March 1, 2028 (the “Convertible Notes”).  (See Silver Standard’s news release dated February 22, 2008 for details.)

The over-allotment option granted to the initial purchasers was exercised in full and net proceeds realized from the offering were approximately US$134 million, after underwriting commissions and issue expenses.  As previously announced, Silver Standard expects to use a part of the net proceeds of the offering to finance a portion of the development costs of its Pirquitas Project and to use the balance of the net proceeds for the exploration of its other properties, for working capital and for general corporate purposes.

The offering was made pursuant to Rule 144A and Regulation S under the Securities Act of 1933 (the “Act”).  The offering has not been and will not be registered under the Act, and none of the Convertible Notes or any Silver Standard common shares issuable upon any conversion of the Convertible Notes may be offered or sold in the United States absent registration under the Act or the availability of an applicable exemption from registration requirements.  Offers and sales in Canada were made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward looking statements, including expectations that the offering described in this news release will be successfully completed, or completed on terms consistent with the terms described herein, are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

 Source: Silver Standard Resources Inc.